yw

SEC

18006318

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-621~~ yw

8-00621 yw

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sovereign Legacy Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Gray Fox Run
(No. and Street)

Pinehurst	NC	28374
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline M Westbrook (910) 692-8271
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA, An Accountancy Corp.
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd., Suite 150	Woodland Hills	CA	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 05 2018
Washington DC
413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.O.

OATH OR AFFIRMATION

I, Jacqueline M Westbrook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sovereign Legacy Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public my comm exp 7/28/19

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVE BANERJEE, CPA

An Accountancy Corporation – Member AICPA and PCAOB

21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288• FAX (818) 657-0299• (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the Shareholders of Sovereign Legacy Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet Sovereign Legacy Securities, Inc. (the "Company") as of December 31, 2017, the related statement of operations, changes in shareholder equity and cash flow, for the period ended December 31, 2017, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the period ended December 31, 2017, in conformity with the standards of the Public Company Accounting Oversight Board (United States).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are also a member of the American Institute of Certified Public Accountants ("AICPA").

We conducted our audits in accordance with the standards of the PCAOB and the AICPA. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The supplemental information for the year ended December 31, 2017, Schedule I titled "Computation of Net Capital" under SEC Rule 240.15c3-1; Schedule II titled "Computation of Determination of Reserve Requirement (exemption)" under SEC Rule 240.15c3-3 and Schedule III titled "Information for Possession or Control Requirements (exemption)" under SEC Rule 240.15c3-3 has been subject to audit procedures performed in conjunction with the audit of the Company's financial statements. Supplemental information titled "Exemption Report" was subject to review procedures under SEC Rule 240.17a-5(d)(5) and information titled "SIPC assessment" were subject to the agreed upon procedures and exemption available under the applicable instructions of the Schedule of Assessment and Payments of the Securities Investor Protection Corporation in accordance with SEC Rule 240.17a-5(e)(4). Such supplemental information is the responsibility of the Company and its management. Our procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on supplemental information, we evaluated whether the information, including the form and content is presented in conformity with SEC Rule 20.17a-5 of the Securities Exchange Act of 1934. In our opinion, the financial statements including the supplemental information and exemption is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dave Banerjee CPA, an Accountancy Corp.

We have served as the Company's auditor since 2016.
Woodland Hills, CA

February 27, 2018

SOVEREIGN LEGACY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
For the year ended December 31, 2017

		2017
ASSETS		
Current Assets:		
Cash & cash equivalents	$	39,027
Commission receivable		17,005
Prepaid asset		2,562
Total Current Assets		58,594
Property and equipment		78,074
Less: accumulated depreciation		(78,074)
Total Assets		**58,594**

LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Payroll taxes	$	636
Commissions payable		16,334
Other payables		3,500
Total Current Liabilities		**20,470**
Stockholders' Equity:		
Common Stock, $1 par value, 200 shares authorized, 200 issued and outstanding		200
Paid in capital		115,951
Retained Earnings (Deficit)		(78,027)
Total Stockholders' Equity		**38,124**
Total Liabilities and Stockholders' Equity	$	58,594

See Accompanying Notes to Financial Statements.

SOVEREIGN LEGACY SECURITIES, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2017

Revenue		
Miscellaneous Income	$	7,378
Commission Revenue		64,882
Variable Contract Revenue		259,646
Total Revenue		**331,906**
EXPENSES		
Officers' salary		83,528
Professional Services		27,520
Commission		213,560
Payroll taxes		6,256
Taxes and licenses		129
Miscellaneous expense		1,521
Regulatory expense		4,394
Total Expense		**336,908**
OPERATING INCOME (LOSS)		**(5,002)**
Other- Interest and Miscellaneous Expense		532
TOTAL OTHER INCOME (EXPENSE)		**532**
NET INCOME(LOSS) BEFORE INCOME TAXES		**(4,470)**
Provision for income taxes		0
NET INCOME (LOSS) AFTER INCOME TAXES		**(4,470)**

See Accompanying Notes to Financial Statements.

SOVEREIGN LEGACY SECURITIES, INC.
STATEMENT CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2017

CHANGES IN STOCKHOLDERS' EQUITY

Beginning Stockholders' Equity	**42,594**
Capital Contributions	-0-
Net Income/ (Loss)	(4,470)
Ending Stockholders' Equity	$ 38,124

See Accompanying Notes to Financial Statements.

SOVEREIGN LEGACY SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	(4,470)
Adjustments to reconcile net Income to net cash provided (used) by operating activities: Changes in operating assets and liabilities:		
(Increase) Decrease in receivable & prepaid		3,671
(Increase) Decrease in receivable		0
Increase (Decrease current liabilities		1,866
Net cash provided (used) by operating activities		**1,067**
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		-0-
Net cash from financing activities NET		**-0-**
INCREASE (DECREASE) IN CASH		**1,067**
Cash and cash equivalents at beginning of year		37,960
Cash and cash equivalents at end of year	**$**	**39,027**
SUPPLEMENTAL DISCLOSURES		
Cash paid during the year for:		
Interest expense		-0-
Income taxes		-0-

See Accompanying Notes to Financial Statements.

SOVEREIGN LEGACY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE 1 - SUMMARY SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

The company generates its revenues by placing private transactions for individual investors. The company is a non-carrying, non-clearing broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulation Authority.

Accounting Method

The company uses the accrual basis of accounting for financial statement purposes. It is subject to regulation by the Securities and Exchange Commission and by the Financial Industry Regulatory Authority, and ii follows accounting and recording keeping policies established by those agencies.

Property and equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred while renewals and betterments are capitalized.

Income taxes

Income taxes are provided for the tax effects of the transaction reported in the financial statements. Current income taxes are based upon the year's taxable income for Federal and State income tax reporting purposes. There has not been recent examination by the Internal Revenue Service and the only open years subject to examination are generally the years ending after December 31, 2013. There is a net operating loss carryforward of $9,483 reported from the year ending 2016, with loss carryforwards expiring as follows (year expiring, amount expiring): 2023 $6,285, 2024 $3,652, 2025 $575, 2026 $718, 2027 $6,895, 2029 $12,125, 2030 $3,004, 2031 $75, 2032 $53,2033 $47, 2034 $46 and 2035 $33,475.
The tax benefit related to such NOL carryforwards will be reduced by the change in tax rates effective January 1, 2018.

Current Tax Provisions	2017
Federal	$ 0
State	$ 0

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash & Cash Equivalents

Cash & Cash Equivalents includes all monies in banks and highly liquid instruments with maturity dates of less than three months.

Concentrations of Credit Risk Arising from Cash Deposits

The company maintains amounts in bank deposits accounts that have not exceeded federally insured limits.

NOTE 2 - BROKER DEALER UNDER SEC RULE 15c3-1 PARAGRAPH (a)(2)(v)

The company is registered with the Securities and Exchange Commission as a broker-dealer. The company operates under paragraph (a)(2)(v) of Rule 15c3-1 and maintains a "Special Reserve Bank Account for the Exclusive Benefit of Customers." The company, operating under paragraph (a)(2)(v), promptly transmits all funds received in connection with its activities as a broker or dealer, and may not otherwise hold funds or securities for, or owe money or securities to customers. No customer funds were received in the current year.

NOTE 3 - NET CAPITAL REQUIREMENT

The company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. This rule requires that thecompany maintain minimum net capital, as defined, of $25,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2017, the company had net capital of $35,315. This amount exceeded the required net capital by $10,315. The company's ratio of aggregate indebtedness to net capital was 0.58 to 1 for the year ended December 31, 2017.

NOTE 4 - FAIR VALUE OF FINANCIAL INSTRUMENTS

In estimating the fair values for financial instruments carried at fair value, the amount of observable and unobservable inputs used to determine fair value are taken into consideration. Each pf the company's financial instruments has been classified into one of three categories based on that evaluation:

Level 1: Fair value based on quoted prices for identical assets in active markets that are accessible.
Level 2: Fair value based on quoted prices for similar instruments in active markets that are accessible; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations where the significant value driver inputs are observable.
Level 3: Fair value based on significant value driver inputs that are not observable.

SOVEREIGN LEGACY SECURITIES, INC. NOTES TOFINANCIAL STATEMENTS (CONT'D) December 31, 2017

Cost and fair value of cash and cash equivalents and marketable equity securities at December 31, 2017 are as follows:

	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Level 1- Cash and Cash Equivalents	$ 39,026			$ 39,026
Level 1- Marketable Equity Securities				
Total- Level 1	**$ 39,026**	$	$	$ **39.026**

The company had no transfers into or out of Level 1 fair value instruments during 2017, nor did it hold any Level 2 or Level 3 financial instruments during 2017.

NOTE 5 - LEASING ARRANGEMENTS

The company no longer has a lease commitment for office facilities. The registered individuals at the firm work from their home office, with no fees charged.

NOTE 6 - UNCERTAINTIES, CONTINGENCIES & RISKS

The company has not accrued a loss contingency as there is no indication that is probable or reasonably possible that an asset has been impaired or a liability had been incurred through February 27, 2018.

In the normal course of business activities, the company is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the company's statement of financial condition. The company is not under any current examination as of February 27, 2018 and there are no actions to disclose.

NOTE 7 - SUBSEQUENT EVENTS

These financial statements considered subsequent events through the date February 27, 2018 the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

SOVEREIGN LEGACY SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2017

TOTAL STOCKHOLDERS' EQUITY	$	38,124
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		(2,629)
TENTATIVE NET CAPITAL		35,495
Haircut on securities		180
NET CAPITAL	$	35,315
AGGREGATEINDEBTNESS Accrued expenses and other current liabilities		20,470
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL		57.96%
MINIMUM NET CAPITAL REQUIRED		25,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIRED		10,315
RECONCILIATION WITH COMPANY'S COMPUTATION IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2017		
Net capital as reported in Company's Part II: Unaudited Focus Report		34,577
Audit adjustment for accrued and other expenses		738
NET CAPITAL PER ABOVE	$	35,315

See Accompanying Notes to Financial Statements.

SOVEREIGN LEGACY SECURITIES, INC.
December 31, 2017

Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i)

Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

See Accompanying Notes to Financial Statements.

Sovereign Legacy Securities, Inc.

Exemption Provision Under Rule 15c3-3 Report

For the Year Ended December 31, 2017

Sovereign Legacy Securities, Inc. is claiming, under its best knowledge and belief, exemption 17 C.F.R. 240.15c3-3, provision k(2)(i), "Special Account for the Exclusive Benefit of Customers" maintained.

Sovereign Legacy Securities, Inc. met, under its best knowledge and belief, exemption 15c3-3, provision k(2)(i) throughout the year ended December 31, 2017 without exception. No customer funds were received by Sovereign Legacy Securities, Inc. during the year ended December 31, 2017.

Jacqueline M. Westbrook, President

2-23-18

Date

See Independent Registered Public Accounting Firm Review Report

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288•FAX (818) 657-0299• (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholders of Sovereign Legacy Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Sovereign Legacy Securities, Inc. "Company" identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company, stated that it met the identified exemption provision throughout the most recent fiscal year of 2017. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, an Accountancy Corporation

Dave Banerjee CPA, An Accountancy Corp.
We have served as the Company's auditor since 2016
Woodland Hills, California

February 27, 2018

SOVEREIGN LEGACY SECURITIES, INC.

FINANCIAL STATEMENTS
with the
INDEPENDENT AUDITORS' REPORT
AND OTHER FINANCIAL INFORMATION

For the Year Ended December 31, 2017

SEC
Mail Processing
Section
MAR 05 2018
Washington DC
413

SOVEREIGN LEGACY SECURITIES, INC.

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